--------
 FORM 5
--------

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0362
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........1.0
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Sammut, Stephen M.
--------------------------------------------------------------------------------
     (Last)                          (First)              (Middle)

     350 Corporate Blvd.
--------------------------------------------------------------------------------
                                    (Street)

     Robbinsville, NJ 08691
--------------------------------------------------------------------------------
     (City)                          (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name AND Ticker or Trading Symbol

     NexMed, Inc. (NEXM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Reporting
     (check applicable line)

     | |  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                              5.               6.
                                                               4.                             Amount of        Owner-
                                     2A.                       Securities Acquired (A) or     Securities       ship
                          2.         Deemed       3.           Disposed of (D)                Beneficially     Form:      7.
                          Trans-     Execution    Transaction  (Instr. 3, 4 and 5)            Owned            Direct     Nature of
                          action     Date,        Code         -----------------------------  at End           (D) or     Indirect
1.                        Date       if any       (Instr. 8)                   (A)            of Issuer's      Indirect   Beneficial
Title of Security         (Month/    (Month/      ------------                 or             Fiscal Year      (I)        Ownership
(Instr. 3)                Day/Year)  Day/Year)                     Amount      (D)    Price   (Instr. 3 and 4) (Instr. 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock              6/21/02    7/5/02           A            4,819          A    2.49                      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock              8/19/02    8/30/02          A4           1,074          A    1.86                      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock              10/29/02   11/11/02         A4           1,282          A    1.56                      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock              12/16/02   12/30/02         A4           2,933          A    0.68       10,108         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                          (Over)
                                                                 SEC 2270 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            Deemed            Securities    Date              Securities        Price   ities     ity:     In-
             cise    3.       Execut-           Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   Trans-   ion      4.       or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      action   Date, if Trans-   of (D)        (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  Date     any      action   (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   (Month/  (Month/  Code     4, and 5)     Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  Day/     Day/     (Instr.  ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

EXPLANATION OF RESPONSES:

In lieu of cash compensation, the Non-Employee Directors opted to receive shares of the Company's common stock for their services rendered to the Board of Directors. The price per share (the "Price") is the average of the closing price of the Company's common stock over ten consecutive trading days. Each pricing period commences on the Transaction Date which is the day of the Board meeting, and ends on the Execution Date which is the last day of the ten-day pricing period. The number of shares is calculated based on the amount of cash the Director would have received in connection with the Board meeting divided by the Price. The shares are issued but held by the Company and not subject to disposition by the Director until the termination of the Director's service from the Company.


      /s/ Vivian Liu, Attorney-in-Fact                      January 13, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
                                                                          Page 2


                                                                 SEC 2270 (9-02)